

September 20, 2021

Mary Riskey
Chief Financial Officer
Two Harbors Investment Corp.
601 Carlson Parkway, Suite 1400
Minnetonka, MN 55305

Re: Two Harbors Investment Corp.
Form 10-K for the year ended December 31, 2020
Filed February 25, 2021
File No. 001-34506

Dear Ms. Riskey:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction